Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31,

(In millions, except ratio)

	2007	2006	2005	2004	2003
EARNINGS
Earnings before income taxes	$4,368	$3,592	$2,616	$1,664	$1,532
Interest expense	352	361	370	425	487
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(57)	(20)	(9)	35	(50)
Portion of rents representative of an interest factor	53	56	52	46	49
Amortization of debt premium and discount, net	(6)	(5)	(5)	(5)	—

Adjusted earnings before income taxes	$4,710	$3,984	$3,024	$2,165	$2,018

FIXED CHARGES
Interest expense	$352	$361	$370	$425	$487
Portion of rents representative of an interest factor	53	56	52	46	49
Amortization of debt premium and discount, net	(6)	(5)	(5)	(5)	—
Capitalized interest	—	—	—	—	—

Total fixed charges	$399	$412	$417	$466	$536

RATIO OF EARNINGS TO FIXED CHARGES	11.8	9.7	7.3	4.6	3.8